Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made based on the operating data for March 2023 of the Group to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Listing Rules and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made based on the operating data for March 2023 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange, and pursuant to Rules 13.09 and 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Inside Information Provisions (as defined in the Listing Rules) under Part XIVA of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong).

In March 2023, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 128.81% as compared with the same period last year (a year-on-year (“YoY”) basis), of which, passenger capacity for domestic routes, regional routes and international routes increased by 117.19%, 478.40% and 324.17%, respectively, as compared with the same period last year. Compared with the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 164.27%, of which, passenger traffic for domestic routes, regional routes and international routes increased by 148.74%, 1817.22% and 448.15%, respectively, as compared with the same period last year. The passenger load factor was 74.07%, representing an increase of 9.94 percentage points as compared with the same period last year, of which, the passenger load factor for domestic routes, regional routes and international routes increased by 9.38, 52.99 and 16.94 percentage points, respectively, as compared with the same period last year.

In terms of cargo operations, in March 2023, cargo capacity (measured by available tonne kilometers (“ATK”)—Cargo and Mail) increased by 21.28% as compared with the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”)—Cargo and Mail) decreased by 0.47% as compared with the same period last year. The cargo and mail load factor was 49.95%, representing a decrease of 10.92 percentage points as compared with the same period last year.

In March 2023, the Group has newly launched the following major routes: Harbin – Changsha – Kunming – Changsha – Harbin, Dalian – Qingdao – Chengdu Tianfu – Qingdao – Dalian, Changsha – Yuncheng – Changchun – Yuncheng – Changsha, Chongqing – Zhengzhou – Dalian – Zhengzhou – Chongqing (each being seven flights a week), Wuhan – Hohhot – Wuhan (being four flights a week).

In March 2023, the Group introduced one B777F aircraft and one ARJ21 aircraft, and disposed of four B737-800 aircrafts. As of the end of March 2023, the Group operated a fleet of 891 commercial aircrafts as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 350 Series	0	16	0	16
Airbus 330 Series	7	26	7	40
Airbus 320 Series	117	103	125	345
Boeing 787 Series	4	25	10	39
Boeing 777 Series	10	21	0	31
Boeing 737 Series	134	68	191	393
EMB190 Series	6	0	0	6
ARJ21	1	20	0	21

Total	279	279	333	891

KEY OPERATING DATA OF MARCH 2023

Traffic	March 2023			Cumulative 2023
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	15,430.10	-1.19	148.74	45,844.02	61.57
Regional	124.59	42.55	1817.22	278.71	919.55
International	1,652.58	34.91	448.15	3,720.64	361.59

Total	17,207.27	1.65	164.27	49,843.36	70.65
RTK (in million)
Domestic	1,474.37	1.02	131.05	4,309.77	54.58
Regional	12.02	41.98	690.14	26.89	445.85
International	665.81	16.16	17.42	1,778.72	12.37

Total	2,152.19	5.44	78.36	6,115.37	39.75
RTK - Cargo and Mail (in million)
Domestic	101.96	16.95	21.64	292.07	1.40
Regional	1.05	30.00	10.85	2.47	-1.29
International	519.15	11.75	-3.91	1,449.39	-4.11

Total	622.16	12.59	-0.47	1,743.93	-3.22
Passengers carried (in thousand)
Domestic	9,977.30	2.14	148.14	28,956.22	61.38
Regional	106.79	40.65	1,594.56	243.60	782.93
International	369.29	44.21	661.22	787.30	499.40

Total	10,453.38	3.50	156.49	29,987.12	65.65
Cargo and mail carried (in thousand tonnes)
Domestic	60.55	17.68	17.14	173.13	0.60
Regional	0.96	30.81	1.05	2.25	-11.33
International	55.75	15.12	-6.01	152.04	-4.65

Total	117.26	16.55	4.74	327.42	-1.99

Capacity	March 2023			Cumulative 2023
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	20,861.10	2.87	117.19	61,483.82	42.42
Regional	164.20	31.64	478.40	396.88	381.12
International	2,206.53	30.00	324.17	5,068.38	244.61

Total	23,231.83	5.11	128.81	66,949.09	49.70
ATK (in million)
Domestic	2,383.70	1.43	123.22	7,102.57	47.26
Regional	20.63	32.91	413.53	50.17	335.52
International	932.00	18.09	7.27	2,515.70	2.20

Total	3,336.33	5.75	71.91	9,668.44	32.51
ATK - Cargo and Mail (in million)
Domestic	506.20	-3.56	148.86	1,569.03	67.30
Regional	5.85	36.25	300.22	14.45	252.85
International	733.41	15.23	-10.78	2,059.54	-11.57

Total	1,245.46	6.84	21.28	3,643.02	11.37

Load Factor	March 2023			Cumulative 2023
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	73.97	-3.03	9.38	74.56	8.84
Regional	75.88	5.81	52.99	70.22	37.09
International	74.89	2.72	16.94	73.41	18.60

Total	74.07	-2.52	9.94	74.45	9.14
Cargo and Mail Load Factor
Domestic	20.14	3.53	-21.06	18.61	-12.10
Regional	17.87	-0.86	-46.64	17.11	-44.06
International	70.79	-2.20	5.06	70.37	5.48

Total	49.95	2.55	-10.92	47.87	-7.22
Overall Load Factor (RTK/ATK)
Domestic	61.85	-0.25	2.10	60.68	2.87
Regional	58.27	3.72	20.40	53.59	10.83
International	71.44	-1.18	6.18	70.70	6.40

Total	64.51	-0.19	2.33	63.25	3.28

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo and mail) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal preliminary statistics of the Group, which may be subsequently adjusted or differ from the data disclosed in the relevant periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

13 April 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Liu Chang Le, Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.